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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August, 2001


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes        No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the quarterly report of Nordic American Tanker Shipping Limited (the "Company") for the period ended June 30, 2001.

ADDITIONAL INFORMATION

         BP Amoco Plc files annual reports on Form 20-F (File No.
1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of
1934, as amended.









































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            NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

              MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS AS OF

                          JUNE 30, 2001


Overview


    In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

    On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. The Company funded the repurchase with the proceeds of a long-term loan from a syndicate of international lenders in the total amount of $30,000,000.

     BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

    On January 5, 2001 the Company received $3,645,000 in Base
Hire from the Charterer for the period from January 1 to March


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31, 2001. In April 2001 the Broker Panel determined that the
Additional Hire for the period January 1 to March 31, 2001 was
$7,994,018 i.e. $29,607 per day per Vessel. The hire rate for the 1st quarter was thus $43,107 per day per vessel.

    On April 2, 2001 the Company received $3,685,500 in Base Hire from the Charterer for the period from April 1 to June 30, 2001. In July 2001 the Broker Panel determined that the Additional Hire for the period April 1 to June 30, 2001 was $3,572,587 i.e. $13,086 per day per Vessel. The hire rate for the 2nd quarter was thus $26,586 per day per vessel.

    On July 2, 2001 the Company received $3,726,000 in Base Hire from the Charterer for the period from July 1 to September 30, 2001.

Results of Operations

    The Company's revenues from the Charter Hire for the period January 1 to June 30, 2001 of $18,897,105 in total, derived from the Base Hire of $7,330,500 ($13,500 per day per Vessel) and the determined Additional Hire of $11,566,605 ($21,301 per day per Vessel).

    Net costs during the Report Period were $4,433,325 of which six months depreciation of the Vessels constitutes $3,415,520.

    Net profit during the Report Period was $14,463,780.

Liquidity and Capital Resources

    Total Assets of the Company at June 30, 2001 were
$153,795,072 compared to $160,842,504 at December 31, 2000. Cash held at June 30, 2001 was $4,988,949.

Dividend Payment

    Based on the additional hire of $10,228,286 for the 4th quarter 2000 and the minimum Base Hire for the 1st quarter of 2001, from January 1 to March 31, the Board of Directors declared in January 2001 a Dividend of $13,686,337 or $1.41 per Common Share. The dividend was paid to Shareholders in February 2001.

    Based on the Additional Hire of $7,994,018 for the 1st quarter of 2001 and the minimum Base Hire for the 2nd quarter of 2001, from April 1 to June 30, the Board of Directors declared in
April 2001 a Dividend of $11,550,861 or $1.19 per Common Share.
The dividend was paid to Shareholders in May 2001.

    Based on the Additional Hire of $3,572,587 for the 2nd quarter of 2001 and the minimum Base Hire for the 3rd quarter of


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2001, from July 1 to September 30, the Board of Directors
declared in July 2001 a Dividend of $6,988,756 or $0.72 per Common Share. The dividend was paid to Shareholders in August
2001.

    The table below illustrates the historical development of the Dividend per Common Share:

    Period           1997       1998      1999      2000     2001
    -------------------------------------------------------------
    1st Quarter                 0.40       0.32      0.34   1.41
    2nd Quarter                 0.41       0.32      0.45   1.19
    3rd Quarter                 0.32       0.35      0.67   0.72
    4th Quarter      0.30       0.30       0.36      1.10
    -------------------------------------------------------------
    Total USD        0.30       1.43       1.35      2.56
    -------------------------------------------------------------




































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                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)


Dated:  August 27, 2001          By:/s/ Herbjorn Hansson
                                    --------------------------
                                        Herbjorn Hansson
                                        President and
                                        Chief Executive Officer






































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